August 22, 2024

VIA EDGAR

Doris Stacey Gama and Suzanne Hayes

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Journey Medical Corporation

Form 10-K for Fiscal Year Ended December 31, 2023

Filed March 29, 2024

File No. 001-41063

Ladies and Gentlemen:

We are writing to respond to the comment provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated August 21, 2024, relating to the Journey Medical Corporation (“we”, “Journey”, or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on March 29, 2024 (the “Form 10-K”).

For ease of review, we have set forth below the Staff’s comment in bold type, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 1C. Cybersecurity

Cybersecurity Governance, page 61

We note that leaders from your information security, compliance and legal team oversee cybersecurity risk management. Please revise future filings to provide the relevant expertise of such persons or members in such detail as is necessary to fully describe the nature of the expertise as required by Item 106(c)(2)(i) of Regulation S-K.

Response to Comment:

The Company acknowledges the Staff’s comment and confirms that the Company will revise future filings to provide the relevant expertise of such persons or members in such detail as is necessary to fully describe the nature of the expertise as required by Item 106(c)(2)(i) of Regulation S-K.

Securities and Exchange Commission

Division of Corporation Finance

August 22, 2024

⁕⁕⁕

Should any member of the Staff have questions regarding our responses to the comments set forth above or need additional information, please do not hesitate to call me at (480) 434-6670. Thank you for your assistance in this matter.

Very truly yours,

/s/ Joseph Benesch
Joseph Benesch
Chief Financial Officer

cc (electronic):	Ramsey Alloush, General Counsel

Rakesh Gopalan, Troutman Pepper Hamilton Sanders LLP

David S. Wolpa, Troutman Pepper Hamilton Sanders LLP